CARLTON

Form 6-K

Commission File Number 0-15252

Securities and Exchange Commission

Washington, D. C. 20549

Form 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

for the months of March and April 2002

Carlton Communications Plc
(Translation of registrant's name into English)

25 Knightsbridge, London, England, SW1X 7RZ
Tel: (011) (44) (20) 7663 6363 Fax: (011) (44) (20) 7663 6370
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F___X____ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________ No____X____

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________ .

RNS Number:3383V
Carlton Communications PLC
30 April 2002

6K
St Ex file
co sec dept (x5)

30 April 2002

ITV Digital (PLC) and ITV Digital (Services) Ltd; Administrator's Statement

The Joint Administrators of ITV Digital, N.J Dargan & N.G. Edwards of Deloitte & Touche, issued the following statement on 30th April 2002:

"The Administrators of ITV Digital have today confirmed that they will be closing the Pay Television operation of the Company from this evening. Insufficient interest has been shown from prospective purchasers to justify a continuation of the operation.

The free to air channels will continue in the short term whilst the Administrators pursue the best realisation for the value of the assets.

The Administrators advised "It is with regret that we take this course of action. We have made strenuous efforts initially to restructure the cost base and latterly to sell the business and assets but unfortunately there is no appetite in the market for a preservation of the business as a going concern.

"Arrangements have been made for the surrender of the multiplex licences to the ITC. We understand the ITC will issue invitations to re-tender those licences on a more flexible basis tomorrow, Wednesday, May 1."

They added, "We will be contacting subscribers, employees and creditors as we move to close the administration."'

Ends

END

STRURABRUKRSOAR

Tuesday, 30 April 2002 16:22:26
RNS [nRNSd3383V]

14:03 25 Apr RNS-REG-Carlton Comms PLC <CCM.L> Administrators Statement<GAA.L>

RNS Number:0950V
Carlton Communications PLC
25 April 2002

CK
Sr Ex

25 April 2002

ITV Digital (PLC) and ITV Digital (Services) Ltd; Administrator's Statement

The Joint Administrators of ITV Digital, N.J Dargan & N.G. Edwards of Deloitte & Touche, issued the following statement on 25th April 2002:

"The Administrators of ITV Digital have today confirmed that they are offering the business and assets of the Company for sale with immediate effect.

They have confirmed that they have not been able to secure additional funding on terms that would enable them to commit to a long-term sale process.

However, they will discuss with the major suppliers of the Company today their willingness to continue to provide services on a short-term basis whilst offers are invited for the business and assets. The aim of this process is to attempt to maximise the value of the assets on behalf of all of the Company's creditors.

It is likely that customers will continue to receive free to air services at least in the short term whilst the sale process is concluded.

All customers and suppliers will be contacted directly and advised of this process as soon as possible and the Administrators will continue to co-operate with the Independent Television Commission until the business and assets have been sold."

Ends

END

STRUVVSRUWRSUAR

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Thursday, 25 April 2002 14:03:14
RNS [nRNSY0950V]

RNS Number:9084U
Carlton Communications PLC
22 April 2002

22 April 2002

ITV Digital (PLC) and ITV Digital (Services) Ltd; Administrator's Statement

The Joint Administrators of ITV Digital, N.J Dargan & N.G. Edwards of Deloitte & Touche, issued the following statement on 22nd April 2002:

"Administrators from Deloitte & Touche have today confirmed that it has not been possible to restructure the cost base of ITV Digital.

Administrator Nick Dargan said 'We are now in discussions with the Independent Television Commission about an accelerated process leading to a sale as a going concern. We expect to make an announcement about the process on Thursday.

We can confirm that service to subscribers continues.' "

Ends

END

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Monday, 22 April 2002 17:20:13
RNS [nRNSV9084U]

16:23 19 Apr RNS-REG-Carlton Comms PLC <CCM.L> Administrators Statement<GAA.L>

RNS Number:8397U
Carlton Communications PLC
19 April 2002

6K
St Ex File
co.sec dept

19 April 2002

ITV Digital (PLC) and ITV Digital (Services) Ltd; Administrator's Statement

The Joint Administrators of ITV Digital, N.J Dargan & N.G. Edwards of Deloitte & Touche, issued the following statement on 19th April 2002:

"The Administrator of ITV Digital has confirmed that a meeting was held at the offices of Deloitte & Touche this morning. It was organised by the Administrator and attended by representatives of Carlton, Granada and the Football League in their capacity as major creditors of the Company.

The purpose of the meeting was for the Administrator to inform the parties of the status of the ITV Digital administration."

Ends

END

STRUKABRUNRSAAR

Friday, 19 April 2002 16:23:16
RNS [nRNSS8397U]

RNS Number:7173U
Carlton Communications PLC
18 April 2002

17 April 2002

ITV Digital (PLC) and ITV Digital (Services) Ltd; Administrator's Statement

The Joint Administrators of ITV Digital, N.J Dargan & N.G. Edwards of Deloitte & Touche, issued the following statement on 17th April 2002:

"Since Monday's High Court hearing, the Administrators of ITV Digital have been assessing the impact of the lack of progress in negotiations with the Football League on the Company's business plan.

It is now apparent that this has dissuaded some other suppliers from seriously engaging in restructuring discussions. The shareholders are re-evaluating the business plan and therefore no formal offer has been made to the Football League. Discussions with all suppliers will continue. As indicated on 15th April, while we seek to establish whether the Company can be preserved, we are also preparing the business for sale."

Ends

END

STRBKFKQABKKFQD

Thursday, 18 April 2002 06:04:47
RNS [nRNSR7173U]

10:12 15 Apr RNS-REG-Carlton Comms PLC <CCM.L> Statement by Administrator<GAA.L>

RNS Number:5258U
Carlton Communications PLC
15 April 2002

c.c. 6k
St Ex File
DA x 2
co sec x6

15 April 2002

ITV Digital (PLC) and ITV Digital (Services) Ltd; Administrators' statement

The Joint Administrators of ITV Digital, N.J Dargan & N.G. Edwards of Deloitte & Touche, issued the following statement after a High Court hearing this morning:

"Since our appointment as Joint Administrators on 27 March, we have been involved in lengthy and complex discussions with the Company's suppliers in an attempt to significantly restructure its cost base.

We have advised the Court this morning that some progress has been made with certain suppliers and constructive dialogue is on going with others.

However, the restructuring has been hampered by the unauthorised disclosure of private and confidential discussions and the campaign of negative publicity which has continued this morning and is severely undermining the administration process. This may have impacted on our ability to successfully restructure the business.

In the meantime, proposals have been put to the Football League Executive which we have been advised will be considered by a meeting of the Clubs' Chairmen.

The Shareholders have confirmed that, while doubts remain over the ability to restructure the Company, they will not fund a continuation of the administration. Consequently, whilst we have recommended that the process be continued for a further short period to establish finally whether the Company can be preserved, we are also preparing the business for sale.

We remain hopeful that our on-going discussions could result in a successful restructuring. However, should the Football League reject the proposals or we conclude that the on-going recriminations have undermined our ability to achieve the Business Plan, we will be left with no alternative than to implement a sale of the business and assets.

We would like to thank those customers, employees and suppliers of the company who have been extremely supportive during this process and look forward to their continued support during the course of this week."

Ends

END

STRSFAFFISESESL

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14:22 10 Apr RNS-REG-Carlton Comms PLC <CCM.L> Director Shareholding

RNS Number:3395U
Carlton Communications PLC
10 April 2002

c.c. all in co. sec (x6)
6K
Stock ex file

STOCK EXCHANGE ANNOUNCEMENT

Carlton operates a Dividend Reinvestment Plan ("DRIP") whereby holders of ordinary shares may direct their cash dividends automatically to be applied for the purchase of additional ordinary shares in the market.

The directors named below and the Trustee of the Carlton ESOP have elected to participate in the DRIP. Pursuant thereto, on 9 April 2002 the Company was notified that the following number of ordinary shares were purchased on their behalf on 8 April 2002 at a price of 258.5 pence:

Sir Sydney Lipworth - 633 shares

Carlton ESOP - 2,697 shares

They are each now interested in the following number of ordinary shares:

Sir Sydney Lipworth - 33,733 shares

Carlton ESOP - 2,018,823 shares

All executive directors are deemed to be interested in the shares held by the Carlton ESOP.

10 April 2002

END

RDSGUUGPCUPPGAU

Wednesday, 10 April 2002 14:22:52
RNS [nRNSJ3395U]

14:56 28 Mar RNS-REG-Carlton Comms PLC <CCM.L> Purchase of Own Securities

RNS Number:7934T
Carlton Communications PLC
28 March 2002

6k
St ex file
Co. Sec x5

STOCK EXCHANGE ANNOUNCEMENT

Carlton Communications Plc today purchased Euro 20,000,000 in nominal amount of its March 2003 Floating Rate Notes (ISIN XS0134746568). The notes purchased will not be cancelled and accordingly Euro 150,000,000 of the issue remains outstanding.

28 March 2002

END

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Thursday, 28 March 2002 14:56:03
RNS [nRNSb7934T]

.17:34 27 Mar RNS-REG-Carlton Comms PLC <CCM.L> Purchase of Own Securities

RNS Number:7350T
Carlton Communications PLC
27 March 2002

Stock Exchange Announcement

Carlton Communications Plc today purchased Euro 22,000,000 in nominal amount of its March 2003 Floating Rate Notes (ISIN XS0134746568). The notes purchased will not be cancelled and accordingly Euro 150,000,000 of the issue remains outstanding.

27 March 2002

END

POSSEDFWWSESEDD

Wednesday, 27 March 2002 17:34:39
RNS [nRNSa7350T]

17:27 27 Mar RNS-REG-Granada PLC <GAA.L> ITV Digital<CCM.L>

RNS Number:7327T
Granada PLC
27 March 2002

27 March 2002 FOR IMMEDIATE RELEASE

ITV DIGITAL PLC

Administration orders have been made by the High Court in relation to ITV Digital PLC and ITV Digital Services Limited. Deloitte & Touche partners Nick Dargan and Nick Edwards have been appointed as administrators. The Administration orders will be reassessed by the High Court on 15 April 2002.

The shareholders have agreed to provide short term funding to the business during the administration. The administrators have confirmed that they will maintain the services provided by ITV Digital during the administration.

ENDS

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Wednesday, 27 March 2002 17:27:21
[nRNSa7327T]

15:06 27 Mar RNS-REG-Carlton Comms PLC <CCM.L> ITV Digital<GAA.L>

RNS Number:7085T
Carlton Communications PLC
27 March 2002

27 March 2002 FOR IMMEDIATE RELEASE

ITV DIGITAL PLC

The Board of ITV Digital PLC ("ITV Digital") is today applying to the High Court for an administration order to be made in relation to ITV Digital. It is proposed that Deloitte & Touche partners would be appointed as administrators. A similar application is being made by ITV Digital (Services) Limited.

The shareholders have agreed to provide short term funding to the business during the administration. Deloitte & Touche partners have confirmed that they will maintain the services provided by ITV Digital during the administration.

ENDS

END

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Wednesday, 27 March 2002 15:06:11
RNS [nRNSa7085T]

RNS Number:8629S
Carlton Communications PLC
12 March 2002

JM (for GK).
S.E Ann File.

CARLTON COMMUNICATIONS PLC

The Company received notification from HSBC Investment Bank plc that as at 8 March 2002 it no longer held a notifiable interest in Carlton ordinary shares.

12 March 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Tuesday, 12 March 2002 18:10:30
RNS [nRNSL8629S]

RNS Number:6551S
Carlton Communications PLC
8 March 2002

all in co. sec
GK
S. Ex Ann file

CARLTON COMMUNICATIONS PLC

The Company received notification from CGNU plc on behalf of itself and the CGNU group of companies including Morely Fund Management Limited that, as at 6 March 2002 they were interested in 33,723,796 Carlton ordinary shares.

8 March 2002

This information is provided by RNS
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END
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Friday, 8 March 2002 11:53:15
RNS [nRNSH6551S]

11:55 08 Mar RNS-REG-Carlton Comms PLC <CCM.L> Holding(s) in Company

RNS Number:6558S
Carlton Communications PLC
8 March 2002

all in co. sec
6k
S. Ex Am Jeb

CARLTON COMMUNICATIONS PLC

The Company received notification from HSBC Investment Bank plc that as at 5 March 2002 it was interested in 22,650,376 Carlton ordinary shares.

8 March 2002

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Friday, 8 March 2002 11:55:58
RNS [nRNSH6558S]

14:39 07 Mar RNS-REG-Carlton Comms PLC <CCM.L> Floating Rate Notes Purchase

RNS Number:5930S
Carlton Communications PLC
7 March 2002

Carlton Communications Plc announces that it today purchased Euro 50,000,000 in nominal amount of its March 2003 Floating Rate Notes (ISIN XS0134746568). The notes purchased will not be cancelled and accordingly Euro 150,000,000 of the issue remains outstanding.

all in co. sec
GK
St Ex Ann's file.

END

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Thursday, 7 March 2002 14:39:03
RNS [nRNSG5930S]

05Mar02 UK: REG-CARLTON COMMS PLC DOC RE RESOLUTIONS PASSED.

Carlton Communications PLC 5 March 2002

Doc Re Resolutions Passed at AGM held on 28 February 2002

A Copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business

hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange

END 'DOCBKPKDDBKDKNK.

REGULATORY NEWS SERVICE 05/03/2002

05Mar02 UK: REG-CARLTON COMMS PLC CIRCULAR TO SHAREHOLDERS.

Carlton Communications PLC 5 March 2002

Circular to Shareholders re - Reminder of Conversion Rights Notice

A Copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business

hours of this notice being given).

This information is provided by RNS
The company news service from the London Stock Exchange
END 'CIRUVAARUORORAR.
REGULATORY NEWS SERVICE 05/03/2002

CARLTON

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto daily authorized.

Carlton Communications Plc
Registrant

Date: 29 May 2002 By: ______________________

David Abdoo
Company Secretary